Exhibit 99.1

PRESS RELEASE

Formula Systems Reports Fourth Quarter and Full Year 2025 Financial Results

2025 Full-year revenues increased by 18.4% year over year, reaching $2.63 billion. Net income attributable to Formula shareholders reached $606.5 million following the completion of Sapiens’ acquisition by Advent.

OR YEHUDA, Israel, March 26, 2026 (GLOBE NEWSWIRE) -- Formula Systems (1985) Ltd. (Nasdaq and TASE: FORTY) (“Formula” or the “Company”), a global information technology group engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products, today announced its fourth quarter and full year 2025 results of operations.

Financial Highlights for the Fourth Quarter Ended December 31, 2025

●	On August 13, 2025, Sapiens International Corporation N.V. (hereafter, “Sapiens”), a subsidiary of the Company at that time, announced that it had entered into a definitive agreement to be acquired by Advent, a leading global private equity investor, for $43.50 per common share in an all-cash transaction. Under the terms of the agreement, the Company will retain a significant minority ownership interest in Sapiens, which, under the new structure, represents approximately an 18.68% ownership stake, held through SI Swan UK Topco Limited, (Sapiens’ ultimate parent company). Retaining this meaningful minority position reflects the Company’s continued conviction in Sapiens’ long-term strategy, its talented team, and the opportunities ahead in partnership with Advent to accelerate the transition to AI and SaaS and deliver the next generation of insurance solutions for Sapiens’ customers. On November 19, 2025, Sapiens held an extraordinary general meeting of shareholders, at which all proposals relating to the definitive agreement were approved. The transaction was completed on December 17, 2025. Following the completion of the transaction, the Company ceased to have a controlling interest in Sapiens and, accordingly, presented the results of Sapiens separately as discontinued operations in its consolidated financial statements for the fourth quarter and full year, in accordance with IFRS 5.

●	Based on the Company’s results, and particularly the completion of the acquisition of Sapiens by Advent, the Company’s Board of Directors expects to distribute a dividend in the aggregate amount of up to $200 million, subject to approval of the Company’s audited financial statements for the fiscal year ended December 31, 2025. The Company expects to provide further information, including with respect to the record date and payment date, following the filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2025 (expected by mid-May 2026).

●	Revenues for the fourth quarter ended December 31, 2025, increased by 26.9% year over year, reaching a fourth quarter record-breaking $708.4 million, compared to $558.2 million in the same period last year.

●	Operating income for the fourth quarter ended December 31, 2025 decreased by 13.5% year over year, to $41.6 million compared to $48.1 million in the same period last year. The decrease in operating income primarily reflected higher amortization expenses relating to intangible assets. During the fourth quarter of 2025, the Company reassessed and revised the estimated useful lives of certain acquired customer relationship intangible assets related to a non-core activity. As a result of this change in accounting estimate, amortization expense increased by approximately $18.7 million for the quarter. The revision reflects, among other factors, changes in the expected pattern of economic benefits from these assets, including the impact of evolving technology conditions and market conditions in Israel over the past two years, which have adversely affected the relevant sector. This activity does not represent a core or strategic focus of the Company’s operations. Excluding the impact of this higher amortization expense, adjusted operating income for the fourth quarter ended December 31, 2025 would have been $60.3 million, representing an increase of 25.5% compared to the same period last year.

●	Net income from continued operation attributable to Formula Systems’ shareholders for the fourth quarter ended December 31, 2025, decreased by approximately 62.7% year over year, to approximately $4.3 million, or $0.27 per fully diluted share, compared to $11.7 million, or $0.74 per fully diluted share, in the same period last year. Excluding the impact of the higher amortization expenses resulting from revising the estimated useful lives of certain acquired customer relationship intangible assets ,net income from continued operation attributable to Formula Systems’ shareholders for the fourth quarter ended December 31, 2025, would have increased by approximately 60.9% to $18.7 million compared to the same period last year.

●	Net income attributable to Formula’s shareholders for the fourth quarter ended December 31, 2025, reached a record-braking $554.8 million, or $35.03 per fully diluted share, compared to $20.1 million, or $1.28 per fully diluted share, in the same period last year. The increase in net income attributable to Formula’s shareholders was primarily attributable to capital gain recognized upon completion of the transaction with Advent resulting in the loss of control by the Company and the results of Sapiens’ operations for the quarter. The contribution from Sapiens, including this gain, amounted to approximately $550.4 million.

Financial Highlights for the Full Year Ended December 31, 2025

●	Revenues for the full year ended December 31, 2025 increased by 18.4% year over year to approximately $2.63 billion, compared to $2.22 billion in the same period last year.

●	Operating income for the full year ended December 31, 2025 increased by 7.1% year over year, reaching $196.4 million, compared to $183.3 million in the same period last year. Excluding the impact of the higher amortization expenses resulting from revising the estimated useful lives of certain acquired customer relationship intangible assets, operating income for the full year ended December 31, 2025 would have increased by approximately 17.3% to $215.1 million compared to the same period last year.

●	Net income from continued operation attributable to Formula Systems’ shareholders for the full year ended December 31, 2025 decreased by approximately 24.8% year over year, to approximately $36.5 million, or $2.3 per fully diluted share, compared to $48.5 million, or $3.1 per fully diluted share, in the same period last year. Excluding the impact of the higher amortization expenses resulting from revising the estimated useful lives of certain acquired customer relationship intangible assets, net income from continued operation attributable to Formula Systems’ shareholders for the full year ended December 31, 2025 would have increased by approximately 4.9% to $50.9 million compared to the same period last year.

●	Net income attributable to Formula’s shareholders for the full year ended December 31, 2025 reached a record-breaking $606.5 million, or $38.39 per fully diluted share, compared to $79.7 million, or $5.09 per fully diluted share, in the same period last year. The increase in net income attributable to Formula’s shareholders was primarily attributable to capital gain recognized upon completion of the transaction with Advent resulting in the loss of control by the Company and the results of Sapiens’ operations for the full year. The contribution from Sapiens, including this gain, amounted to approximately $570 million.

●	As of December 31, 2025, Formula held 48.12%, 18.68%, 46.71%, 100%, 37.33%, 90.1%, 80%, 100%, 100%, 51% and 100% of the outstanding ordinary shares of Matrix IT Ltd., SI Swan UK Topco Limited., Magic Software Enterprises Ltd., Michpal Technologies Ltd., TSG IT Advanced Systems Ltd., Insync Staffing, Inc., Ofek Aerial Photography Ltd., ZAP Group Ltd., Shamrad Electronic (1997) Ltd., Hashahar Telecom And Electricity Ltd., and Formula Infrastructure Ltd., respectively.

●	Consolidated cash and cash equivalents and short-term bank deposits totaled approximately $1.3 billion as of December 31, 2025, compared to $563.2 million as of December 31, 2024.

●	Total equity as of December 31, 2025 was $1.8 billion (representing 49.9% of the total consolidated statements of financial position), compared to $1.39 billion (representing 46.1% of the total consolidated statements of financial position) as of December 31, 2024.

Debentures Covenants

As of December 31, 2025, Formula was in compliance with all of its financial covenants under the debenture series issued by it, based on the following achievements:

Covenant 1

●	Target equity attributable to Formula’s shareholders (excluding non-controlling interests): above $325 million.

●	Actual equity attributable to Formula’s shareholders as of December 31, 2025 was $1.4 billion.

Covenant 2

●	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for Formula’s Series C and D Secured Debentures): below 65%.

●	Actual ratio of net financial indebtedness to net capitalization, as of December 31, 2025 was (87.45%).

Covenant 3

●	Target ratio of net financial indebtedness to EBITDA (based on the accumulated calculation for the four most recent quarters): below 5.

●	Actual ratio of net financial indebtedness to EBITDA as of December 31, 2025 was (463.16%).

Comments of Management

Commenting on the results, Guy Bernstein, CEO of Formula Systems, said: “Formula Systems concludes 2025 with strong operating performance and significant strategic milestones that position the group for continued long-term growth. Our results reflect solid revenue expansion across our core activities, alongside the successful execution of key transactions, most notably the completion of the Sapiens transaction, which contributed significantly to our reported net income. Across the group, we continue to see strong demand for advanced technology solutions, particularly in areas such as cloud, cybersecurity, data, and AI, driving growth across our subsidiaries. At the same time, we remain focused on disciplined execution, operational excellence, and strengthening our global footprint.”

“On February 24, 2026, Matrix and Magic Software, both subsidiaries of Formula Systems, announced the completion of their merger agreement. Under the terms of the merger agreement, Magic Software shareholders received shares in the merged entity at an exchange ratio of 68.875% / 31.125% between Matrix and Magic Software shareholders, respectively, on a fully diluted basis. On a pro forma basis, the combined company reported 2025 revenues of approximately NIS 8.4 billion (approximately $2.4 billion), EBITDA of approximately NIS 1.0 billion (approximately $0.3 billion), and net income attributable to shareholders of approximately NIS 444 million (approximately $129 million), positioning it among the ten largest publicly traded IT services companies in the world. This strategic merger is designed to unlock substantial value for shareholders of both companies by creating a more robust, dynamic, and globally competitive organization. This transaction marks a defining moment in the history of both Matrix and Magic Software, representing a transformative step forward. By uniting two highly complementary organizations, this merger will create a stronger, more diversified company with expanded capabilities to serve clients worldwide, accelerate technological innovation, and drive long-term value creation.”

“Matrix reported its best fourth quarter in history with fourth quarter record-breaking results recorded across all its key financial indices: revenues, gross profit, operating income, net income and EBITDA. Matrix revenues for the fourth quarter grew by 16.4% year over year reaching an all-time fourth quarter high of NIS 1.60 billion (approximately $492.2 million). Matrix revenues for the year grew by 11.8% year over year reaching an all-time high of NIS 6.2 billion (approximately $1.8 billion). Operating income for the fourth quarter grew by 15.0%, reaching NIS 137.9 million (approximately $42.4 million). Operating income for the full year grew by 16.0%, to NIS 522.1 million (approximately $151.8 million). We are pleased with Matrix’s continued recognition as a market leader in Israel in the implementation of fastest-growing technologies, such as cloud, cyber, digital, data, DevOps and AI, which enable the company to create significant value for its customers in managing, streamlining, accelerating and making its businesses thrive. Matrix continues to see strong demand for services and solutions across cybersecurity, cloud, data, and AI, in both the commercial and defense sectors. Matrix’s defense activities, together with the contribution of Commit following the Magic transaction, are generating annual revenues exceeding NIS 1 billion and continue to deliver strong double-digit growth. At the same time, the rapid evolution of AI is expanding the IT services market, driving increased demand for enterprise projects. Matrix is well positioned at the intersection of technological innovation and enterprise implementation, with significant growth potential across its core areas of activity.”

“Michpal Technologies’ concluded 2025, a year in which it became a public company, with strong results and continued growth, reflecting its ability to leverage synergies and expand revenues and profits. With a solid cash position, the Company is advancing its acquisition strategy while strengthening its position in payroll, HR, and financial solutions. At the same time, we see AI as a key driver for enhancing its competitive advantage and supporting future growth, alongside ongoing efforts to expand through additional acquisition opportunities. Michpal concluded the full year of 2025 with record-breaking revenues of NIS 198.4 million (approximately $57.7 million), growing 24.2% year over year. Adjusted EBITDA increased by 43.6% year over year to a record-breaking NIS 76.1 million (approximately $22.1 million). Michpal Technologies offers comprehensive proprietary on-premise and web-based payroll software solutions and related services, as well as integrated specialized management systems in the field of financial accounting, taxation, and compliance for accounting professionals (accountants and tax consultants), bookkeepers, controllers, and CFOs.”

“TSG concluded the fourth quarter and full year of 2025 with record-breaking results, demonstrating significant growth in revenue and profits across all its business segments. Revenues for the fourth quarter increased by approximately 34.1% year over year to a record-breaking NIS 114.8 million (approximately $35.3 million). Revenues for the full year 2025 increased by approximately 34% year over year to a record-breaking NIS 430 million (approximately $124.6 million). Adjusted EBITDA for the fourth quarter of 2025 increased by 33.9% year-over-year to a record-breaking NIS 17.8 million (approximately $5.5 million), compared to NIS 13.3 million (approximately $3.6 million) in the same period last year. Adjusted EBITDA for the full year 2025 increased by 31% year-over-year to record-breaking NIS 63.8 million (approximately $18.5 million), compared to NIS 48.7 million (approximately $13.1 million) in the same period last year. TSG announced several potential strategic business combination transactions that are expected to enhance its capabilities across the entire value chain of counter-UAV solutions - from detection and precise mapping, through autonomous interception platforms, to manufacturing and integration of operational systems. The integration of these capabilities with TSG’s command and control systems, which incorporate artificial intelligence, would enable TSG to offer end-to-end solutions and support real-time decision-making and interception capabilities to address low-altitude threats.”

“Over the past year, Zap Group, Israel’s leading consumer websites company, has demonstrated agility in adapting to evolving market dynamics. The launch of its groundbreaking E-Commerce Marketplace platform marks a pivotal transformation in its business model. By integrating cutting-edge technology and service-driven solutions, Zap Group has enhanced its relationships with small and medium-sized businesses, driving higher sales volumes, while deepening connections with end consumers through a 360-degree, holistic experience. In its first year of operation, the Marketplace platform has delivered remarkable results, with tens of thousands of transactions generating tens of millions of NIS. Currently, over 400 stores feature more than 100,000 products, reflecting strong adoption and success. The platform enables businesses to engage directly with consumers, fostering personalized relationships, leveraging data-driven insights, and effectively managing customer journeys. This innovation positions Zap Group at the forefront of Israel’s digital economy. In response to broader economic challenges, including the geopolitical situation in Israel since October 2023, Zap Group has adopted a prudent approach to investments and operations. While prioritizing operational efficiency and cost optimization, Zap Group remains committed to growth. As it continues to expand its digital platforms, enhance customer engagement, and optimize data management, Zap Group is well-positioned to deliver seamless and value-driven e-commerce experiences.”

Stand-Alone Financial Measures

This press release presents, further below, certain stand-alone financial measures to reflect Formula Systems’ stand-alone financial position in reference to its assets and liabilities as the parent company of its group of companies. These financial measures are prepared consistently with the accounting principles applied in the consolidated financial statements of the group. Such measures include investments in subsidiaries and a jointly controlled entity measured at cost adjusted by Formula Systems’ share in the investees’ accumulated undistributed earnings and other comprehensive income or loss.

Formula Systems believes that these financial measures provide useful information to management and investors regarding Formula Systems’ stand-alone financial position. Formula Systems’ management uses these measures to compare the Company’s performance in the current period to that of prior periods for trend analysis. These measures are also used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these stand-alone financial measures provides an additional tool for investors to use in evaluating Formula Systems’ financial position.

Management of the Company does not consider these stand-alone measures in isolation or as an alternative to financial measures determined in accordance with GAAP. Formula Systems urges investors to review the consolidated financial statements which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business or financial position.

About Formula

Formula Systems, whose ordinary shares are traded on the Tel-Aviv Stock Exchange and ADSs are traded on the Nasdaq Global Select Market, is a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389305

ir@formula.co.il

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on Formula Systems’ (“we,” “us” or “our”) beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: adverse macro-economic trends and their duration, including persistent inflation, relatively high interest rates, and supply chain delays, which trends may last for a significant period and materially adversely affect our results of operations; the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the degree of our success in developing and deploying new technologies for software solutions that address the updated needs of our customers and serve as the basis for our revenues; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems particularly in the current hybrid office/work-from-home environment; risks related to industries, such as the insurance, healthcare, defense and the telecom, in which certain of our clients operate; risks posed by our global sales and operations, such as changes in regulatory requirements, supply chain disruptions, geopolitical, wide-spread viruses and epidemics or fluctuations in currency exchange rates; and risks related to our and our subsidiaries’ principal location in Israel.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Item 3.D Risk Factors” in our most recent Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission on May 14, 2025, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance, events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, or to conform those statements to actual results or to changes in our expectations.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2025(*)	2024(*)	2025(*)	2024(*)
	Unaudited		Unaudited
Revenues	708,376	558,214	2,627,124	2,218,434
Cost of revenues	568,265	436,932	2,107,962	1,772,678
Gross profit	140,111	121,282	519,162	445,756
Research and development costs, net	5,287	6,230	20,023	18,077
Selling, marketing and general and administrative expenses	102,457	65,157	311,988	249,716
Other income (expenses), net	9,226	(1,838)	9,226	5,369
Operating income	41,593	48,057	196,377	183,332
Financial expenses, net	23,537	7,335	49,988	24,467

Income before taxes on income	18,056	40,722	146,389	158,865
Taxes on income	6,709	10,756	40,459	38,773

Income after taxes	11,347	29,966	105,930	120,092
Share of profit of companies accounted for at equity, net	1,687	1,784	3,654	2,077

Net income from continued operations	13,034	31,750	109,584	122,169
Net income from discontinued operations	522,591	19,303	567,828	71,621

Net income	535,625	51,053	677,412	193,790

Net income (loss) attributable to non-controlling interests:
From continued operations	8,686	20,094	73,070	73,626
From discontinued operations	(27,843)	10,905	(2,137)	40,494
Net income (loss) attributable to non-controlling interest	(19,157)	30,999	70,933	114,120

Net income attributable to Formula’s shareholders:
From continued operations	4,348	11,656	36,514	48,543
From discontinued operations	550,434	8,398	569,965	31,127
Net income attributable to Formula’s shareholders	554,782	20,054	606,479	79,670

Earnings per share from continued operations (basic)	0.29	0.76	2.39	3.18
Earnings per share from discontinued operations (basic)	35.96	0.55	37.24	2.04
Earnings per share (basic)	36.25	1.31	39.63	5.22

Earnings per share from continued operations (diluted)	0.27	0.74	2.30	3.10
Earnings per share from discontinued operations (diluted)	34.76	0.54	36.09	1.99
Earnings per share (diluted)	35.03	1.28	38.39	5.09

Number of shares used in computing:
Earnings per share (basic)	15,309,889	15,306,203	15,308,764	15,304,610
Earnings per share (diluted)	15,836,266	15,697,976	15,786,901	15,636,664

(*)	Following the completion of the acquisition of Sapiens International Corporation by Advent, the results of Sapiens and the impact of the disposal transaction are presented as discontinued operations in our statements of income for the fourth quarter and full year 2025. Comparative figures for the fourth quarter and full year 2024 have been reclassified accordingly to conform with this presentation.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	December 31,	December 31,
	2025	2024 (*)
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	1,280,121	507,799
Short-term deposits	372	55,401
Trade receivables, net	774,471	803,235
Prepaid expenses and other accounts receivable	80,517	89,882
Inventories	30,249	30,728
Total current assets	2,165,730	1,487,045

NON-CURRENT ASSETS:
Financial assets measured at fair value through profit or loss	304,549	4,690	(*)
Long-term investments and receivables	50,377	49,939	(*)
Deferred taxes	26,915	33,850
Investments in companies accounted for at equity	48,908	39,196
Property, plants and equipment, net	47,614	51,795
Right-of-use assets	145,462	156,225
Intangible assets, net and goodwill	814,385	1,192,156
Total non-current assets	1,438,210	1,527,851

Total assets	3,603,940	3,014,896

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Loans from banks and others	177,837	141,782
Debentures	76,988	86,782
Current maturities of lease liabilities	42,899	45,240
Trade payables	368,319	296,211
Deferred revenues	157,545	173,959
Employees and payroll accrual	234,978	234,845
Other accounts payable	196,459	98,046
Dividend payable	7,886	-
Liabilities in respect of business combinations	6,359	9,191
Put options of non-controlling interests	61,206	52,420
Total current liabilities	1,330,476	1,138,476

LONG-TERM LIABILITIES:
Loans from banks and others	68,368	62,733
Debentures	118,363	188,090
Lease liabilities	107,805	119,586
Other long-term liabilities	57	11,708
Deferred taxes	83,426	42,894
Deferred revenues	16,457	12,522
Liabilities in respect of business combinations	13,291	8,751
Put options of non-controlling interests	61,577	30,553
Employee benefit liabilities	5,798	10,238
Total long-term liabilities	475,142	487,075

EQUITY
Total equity attributable to Formula Systems (1985) Ltd. shareholders	1,363,137	679,338
Non-controlling interests	435,185	710,007
Total equity	1,798,322	1,389,345

Total liabilities and equity	3,603,940	3,014,896

(*)	Reclassified

FORMULA SYSTEMS (1985) LTD.

STAND-ALONE STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	December 31,	December 31,
	2025	2024
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	793,131	25,599
Dividend receivable	448	12,013
Other accounts receivable and prepaid expenses	5,527	4,798
Total current assets	799,106	42,410

NON-CURRENT ASSETS:
Investment in subsidiaries and a jointly controlled entity (*)
Matrix IT Ltd.	193,088	162,133
Sapiens International Corporation N.V.	-	264,349
Magic Software Enterprises Ltd.	132,183	133,786
TSG IT Advanced Systems Ltd.	33,882	20,453
Michpal Technologies Ltd.	108,099	69,127
ZAP Group Ltd.	48,154	55,392
Other	50,428	47,722
Total investment in subsidiaries and a jointly controlled entity	565,834	752,962
Financial assets measured at fair value through profit or loss	300,000	-
Other investments and Long term receivables	23,904	24,860
Property, plants and equipment, net	13	10
Total non-current assets	889,751	777,832

Total assets	1,688,857	820,242

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Loans from banks and others	15,158	2,294
Debentures	52,350	45,807
Trade payables	963	1,146
Other accounts payable	152,634	2,109
Put options of non-controlling interests	992	1,005
Dividends payable	7,883	-
Total current liabilities	229,980	52,361

LONG-TERM LIABILITIES:
Loans from banks and others	871	3,047
Debentures	46,204	85,496
Deferred taxes Liability	48,665	-
Total long-term liabilities	95,740	88,543

EQUITY	1,363,137	679,338

TOTAL LIABILITIES AND EQUITY	1,688,857	820,242

(*)	The investments’ carrying amounts are measured consistent with the accounting principles applied in the consolidated financial statements of the Group and representing the investments’ cost adjusted by Formula’s share in the investees’ accumulated undistributed earnings and other comprehensive income or loss.